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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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Forum Energy Technologies, Inc.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation)	001-35504 (Commission File Number)	61-1488595 (I.R.S. Employer Identification No.)
920 Memorial City Way, Suite 1000 Houston, Texas 77024 (Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction
Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”), a Delaware corporation, is a global oilfield products company, serving the subsea, drilling, completion, production and infrastructure sectors of the oil and natural gas industry. The Company designs, manufactures and distributes products and engages in aftermarket service, parts supply and related services that complement the Company’s product offering. The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo (the “Covered Countries”). To that end, and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Company is compelled to determine whether its products contain tantalum (columbite-tantalite), tin (cassiterite), tungsten (wolframite), or gold (collectively, “3TG”) sourced from the Covered Countries and used to finance armed groups in the region.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report.
For the 2014 assessment period, four of the Company’s six product lines - Downhole Technologies, Drilling Technologies, Flow Equipment, and Valve Solutions (the “Reviewed Product Lines”) - reviewed its materials, parts, products and/or product families to determine whether 3TG was present and, if present, whether 3TG was necessary to the functionality thereof. In order to obtain a greater number and improved quality of supplier responses, and improve our suppliers’ understanding of the applicable Securities & Exchange Commission rules and regulations, we narrowed our due diligence efforts to the Reviewed Product Lines, reserving the balance of our product lines for the 2015 assessment period.

Following the Company’s Conflict Mineral Policy and Manual, we developed a supplier list for each of the Reviewed Product Lines. We then requested that each party identified as supplying products or materials containing or possibly containing 3TG complete the EICC GeSI Conflict Mineral Reporting Template (the “GeSI Template”) to determine the reasonable country of origin of any 3TG products or materials.

Approximately 74% of the suppliers identified responded to the Company’s request for information for the 2014 assessment period, an approximate 40% increase as compared to the 2013 assessment period. The Company conducted a review of all GeSI Template responses to determine if products or materials supplied were (1) DRC Conflict free, (2) not DRC Conflict Free, (3) or DRC Conflict Undeterminable.

It is the Company’s conclusion for the 2014 assessment period that it is undeterminable whether the Company’s products contain 3TG sourced from any of the Covered Countries. In addition, the Company’s prior conclusions for the two product lines not subject to due diligence this year, Subsea Technologies and Production Equipment, remain unchanged as reported in the Company’s Form

SD for the 2013 assessment period. A copy of the Company’s Conflict Minerals Policy, this Form SD and the attached Conflict Minerals Report can be found on its website at http://www.f-e-t.com.

SECTION 2 -- EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORUM ENERGY TECHNOLOGIES, INC.
Date:	May 29, 2015	By:	/s/ James W. Harris
		Name:	James W. Harris
		Title:	Senior Vice President and Chief Financial Officer